March 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Edap TMS S.A. Request for Acceleration of Effective Date of Registration Statement on Form S-3 (File No. 333-294597)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Edap TMS S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on March 31, 2026 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby authorizes Jeremy Cleveland of Jones Day, counsel of the Registrant, to orally modify or withdraw this request for acceleration.

Please contact Jeremy Cleveland at +1 (650) 687-4173 if you have any questions regarding this request and to provide notice of effectiveness. Thank you for your attention to this matter

Best regards,

EDAP TMS S.A.

By:	/s/ Sanket Shah
Name:	Sanket Shah
Title:	General Counsel